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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                          AMENDMENT NO. ___________)(1)

                              SCHUFF STEEL COMPANY
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   808156 10 3
                                 (CUSIP Number)




(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however see the Notes.)

                      (Continued on the following pages(s))

                                Page 1 of 8 Pages
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                                  SCHEDULE 13G



   CUSIP No. 808156 10 3                                    Page 2 of 8 Pages



     1  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        SCOTT A. SCHUFF

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                         (b) / /

     3  SEC. USE ONLY


     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                         5  SOLE VOTING POWER
                            2,450,000
        NUMBER OF
          SHARES         6  SHARED VOTING POWER
       BENEFICIALLY         0
         OWNED BY
        REPORTING        7  SOLE DISPOSITIVE POWER
       PERSON WITH          2,450,000

                         8  SHARED DISPOSITIVE POWER
                            0

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,450,000

  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        35%

  12    TYPE OF REPORTING PERSON*

        IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13G



   CUSIP No. 808156 10 3                                    Page 3 of 8 Pages



     1  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        SCOTT A. SCHUFF FAMILY TRUST UNDER TRUST AGREEMENT DATED MARCH 12, 1992

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                         (b) / /

     3  SEC. USE ONLY


     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                         5  SOLE VOTING POWER
                            2,250,000
        NUMBER OF
          SHARES         6  SHARED VOTING POWER
       BENEFICIALLY         0
         OWNED BY
        REPORTING        7  SOLE DISPOSITIVE POWER
       PERSON WITH          2,250,000

                         8  SHARED DISPOSITIVE POWER
                            0

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,250,000

  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              / /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        32.14%

  12    TYPE OF REPORTING PERSON*

        OO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1(a)     NAME OF ISSUER:

              SCHUFF STEEL COMPANY


ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              420 South 19th Avenue
              Phoenix, Arizona 85009


ITEM 2(a)     NAME OF PERSON FILING:

              (1)     Scott A. Schuff
              (2) Scott A. Schuff Family Trust Under Trust Agreement dated March 12, 1992

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o Schuff Steel Company
              420 South 19th Avenue
              Phoenix, Arizona 85009

ITEM 2(c)     CITIZENSHIP:

              (1)     United States
              (2)     United States

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock, $.001 par value


ITEM 2(e)     CUSIP NUMBER:

              808156 10 3




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ITEM 3.     IF THIS STATEMENT IF FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
            CHECK WHETHER THE PERSON FILING IS A:

            (a)   / /   Broker of Dealer registered under Section 15 of the Act

            (b)   / /   Bank as defined in Section 3(a)(6) of the Act

            (c)   / /   Insurance Company as defined in Section 3(a)(19) of the
                        Act

            (d)   / /   Investment Company registered under Section 8 of the
                        Investment Company Act

            (e)   / /   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

            (f)   / /   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   / /   Parent Holding Company, in accordance with Section
                        240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)

            (h)   / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

            Not Applicable


ITEM 4.     OWNERSHIP.

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   AMOUNT BENEFICIALLY OWNED:

            (1)   2,450,000

            (2)   2,250,000

      (b)   PERCENT OF CLASS:

            (1)   35%

            (2)   32.14%

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote

                  (1)   2,450,000

                  (2)   2,250,000




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            (ii)  shared power to vote or to direct the vote

                  (1)   0

                  (2)   0

            (iii) sole power to dispose or to direct the disposition of

                  (1)   2,450,000

                  (2)   2,250,000

            (iv)  shared power to dispose or to direct the disposition of

                  (1)   0

                  (2)   0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            If a parent holding company has filed this Schedule, pursuant to Rule 13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            Not applicable.




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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not applicable.


ITEM 10.    CERTIFICATION

            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    ----------------------------------------
                                    Date



                                    ----------------------------------------
                                    SCOTT A. SCHUFF


                                    SCOTT A. SCHUFF FAMILY TRUST UNDER TRUST
                                    AGREEMENT DATED MARCH 12, 1992



                                    ----------------------------------------
                                    Scott A. Schuff, Trustee




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